DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

04046994

File No. 82-4939

SUPPL

December 28, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
DEC 28 2004
1086

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant event regarding Grupo Ferrovial,

which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

PROCESSED
JAN 04 2005

(NY) 07945/001/12G04/06.10.sec.doc

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT EVENT

Amey Plc ("AMEY"), a UK subsidiary of FERROVIAL SERVICIOS, which is wholly owned by GRUPO FERROVIAL, has reached an agreement with Jarvis Plc ("JARVIS") to buy the entire stake which JARVIS owns in the London Underground project managed via the "TUBE LINES" consortium.

The transaction will increase AMEY's stake in the aforementioned consortium to 66%. Amey will also take complete control of managing the contract to provide technical assistance in operating and maintaining the lines managed by "TUBE LINES"; up to now, it has shared this activity 50:50 with JARVIS

The agreed price is 142 million pounds, equivalent to 206 million euro, and will be paid once the standard conditions for this type of operation have been met; this is expected to happen by the end of January 2005. The transaction will increase FERROVIAL SERVICIOS revenues by 260 million pounds, equivalent to 377 million euro.

The "TUBE LINES" consortium has a 30-year contract to manage the refurbishment and maintenance of London Underground's Jubilee, Northern and Piccadilly lines, representing a total projected investment 2.2 billion pounds. The consortium manages 100 stations, 335 km of track and 246 trains, and it has 2,590 employees attached to the concession.

This investment enables Ferrovial to advance in its strategy of enhancing the area of privately-developed and financed infrastructure and services for public administrations, under the PFI (Private Finance Initiatives) and PPP (Public Private Partnership) formulae.

Madrid, 23 December 2004.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.